Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158

January 30, 2023

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention: Karen Rossotto, Esq.

Re:     Global X Funds
File No. 333-151713, 811-22209

Dear Ms. Rossotto:

On behalf of the Global X Funds (the “Registrant” or the “Trust”), and its series, the Global X Nasdaq 100 ESG Covered Call ETF (the “Nasdaq 100 ESG Covered Call ETF”) and the Global X S&P 500 ESG Covered Call ETF (the “S&P 500 ESG Covered Call ETF”) (each, a "Fund" and together, the “Funds”), included in Post-Effective Amendment No. 686 and Post-Effective Amendment No. 687, respectively, (each, an "Amendment" and together, the “Amendments”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”), below you will find the Registrant’s responses to the comments that you had conveyed to the undersigned on January 9, 2023 with regard to the Amendments. The Amendments were filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 23, 2022, pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have summarized your comments, in italics, and presented the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement. Unless otherwise indicated, the comments below apply to both Funds.

1. Comment: With respect to the section of each Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please update each Fund’s disclosure to clarify the objective of the Fund’s Underlying Index, what it seeks to accomplish for investors and what the overall thesis is for the Fund. In particular, please note the following: (a) please revise the disclosure to clearly and simply state what the Fund is investing in, including the types of particular securities, and why; (b) please explain the purpose of the covered call strategy; (c) please clearly disclose the components of the Underlying Index and how such components are included or excluded; d) in light of the fact that each Fund’s principal investment strategy utilizes multiple indexes please clarify what the purpose of each index is in relation to the Fund’s

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
January 30, 2023

principal investment strategy; e) please explain the interlay of the different indexes; f) the Staff notes that the defined terms are difficult to follow; please consider defining the terms to provide a better idea of the relevant nature of the particular index; g) please clarify the disclosure to avoid use of technical terms or provide an explanation of such terms; in particular, please avoid general or vague terms especially as it relates to the ESG criteria; and h) supplementally, please provide a copy of each Underlying Index’s methodology.

Response: Please find attached the requested information. The Registrant has updated the section titled “PRINCIPAL INVESTMENT STRATEGIES” for the Nasdaq 100 ESG Covered Call ETF as follows:

The Fund invests at least 80% of its net assets, plus borrowings for investment purposes (if any), in the securities of the [Nasdaq 100 ESG BuyWrite Index] (the "Underlying Index"). The Fund's 80% investment policy is non-fundamental and requires 60 days prior written notice to shareholders before it can be changed.

The Underlying Index seeks to provide long exposure to an equity portfolio that applies a set of specific Environmental, Social and Governance (“ESG”) criteria as part of its security selection process, while also selling call options generally associated with such exposure. Specifically, the Underlying Index measures the performance of a covered call strategy, also known as a “buy-write” strategy, that seeks to provide long exposure by “buying” the underlying components of the Nasdaq-100 ESG Index (the “Reference Index”) and to generate options premium income by “writing” (selling) a succession of one-month, at-the-money (“ATM”) covered call options on the Nasdaq-100 Index. In seeking to track the Underlying Index, the Fund invests in the securities reflected in the Underlying Index by purchasing the underlying holdings of the Reference Index in proportion to their weight in the Reference Index, and systematically writing (selling) a succession of one-month, ATM covered call options on the Nasdaq-100 Index. The implications of the written (sold) call options are described in more detail here:

Call Options – When the Fund sells a call option, the Fund receives a premium in exchange for an obligation to sell shares of the Nasdaq-100 Index at a strike price on the expiration date if the buyer of the call option exercises it. If the Nasdaq-100 Index closes above the strike price as of the expiration date and the buyer exercises the call option, the investor will have to pay the difference between the value of the Nasdaq-100 Index and the strike price. If the Nasdaq-100 Index closes below the strike price as of the expiration date, the call option may end up worthless and the investor retains the premium. Generally speaking, an at-the-money (“ATM”) call option refers to an option where the strike price of the option is equal to the price of the underlying asset at the time when the option is written (sold).

On a monthly basis, the Underlying Index seeks to achieve its objective by writing (selling) a succession of one-month, ATM call options on the Nasdaq-100 Index corresponding to approximately 100% of the value of the securities in the Reference Index, and will cover such options by holding the component securities of the Reference Index in the same weighting proportion as the Reference Index. Each call option written in the Underlying Index will have an exercise price generally at the prevailing market price of the Nasdaq-100 Index. However, if call options with those precise strike prices are unavailable, the Underlying Index will instead select the call options with the strike price closest to but above the prevailing market price of the Nasdaq-100 Index. Each option position in the Underlying Index’s composition will (i) be traded on a national securities exchange; (ii) be held until expiration date; (iii)

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
January 30, 2023

expire on its date of maturity; (iv) only be subject to exercise on its expiration date; and (v) be settled in cash.

The Nasdaq-100 Index is composed of securities issued by 100 of the largest non-financial companies listed on the Nasdaq Global Select Market or Nasdaq Global Market (two of the three tiers of The Nasdaq Stock Market for the U.S. with the most stringent listing requirements) by market capitalization, as defined by Nasdaq (the “Index Provider”).

The Reference Index comprises the securities included in the Nasdaq-100 Index after excluding certain companies that are: 1) engaged in identified business activities, 2) subject to certain controversy, and/or 3) fail to comply with certain fundamental principles. Specifically, the Reference Index employs negative screens to exclude securities of companies with business activities that do not meet certain ESG eligibility criteria. Such screens rely on information from Sustainalytics, a globally-recognized independent provider of ESG research, ratings, and data. Companies’ business activities are distinguished between categories with absolute prohibitions (which do not allow any involvement by a company in a certain business activity) and categories that permit a de minimis amount of a certain business activity (generally, permitting a company to derive less than 5% of its revenues from, or to own less than 10% of another company that engages in, such activity). Examples of business activities with absolute prohibitions include, but are not limited to, arctic oil & gas exploration, cannabis production and controversial weapons, while examples of business activities with limited prohibitions include, but are not limited to, alcoholic beverages, gambling and nuclear power production.

The Reference Index also utilizes information from Sustainalytics to determine issuers’ business controversy levels and ESG Risk Rating Score. Sustainalytics reviews corporate filings and public disclosures to assess a company’s ESG profile. The ESG Risk Rating Score is designed to measure the magnitude of a company’s unmanaged ESG risk, and it is composed of three building blocks that contribute to a company’s overall rating: (1) corporate governance, (2) material ESG issues (“MEIs”), and (3) idiosyncratic ESG issues. The final ESG Risk Ratings Score is calculated as the sum of the individual material ESG issues’ unmanaged risk scores and is intended to represent the overall unmanaged risk of a company. Companies are assigned risk scores ranging from 0 (indicating that ESG risks have been fully managed) to greater than 50 (indicating the highest level of unmanaged ESG risk). The Index Provider excludes companies with an ESG risk rating of 40 or higher (i.e., a “severe risk” rating) from the Underlying Index.

Sustainalytics also monitors companies for controversies pertaining to ESG and assesses incidents and events in terms of their level of impact on the environment and society and the related risk to the company itself. Incidents are defined as company activities with unintended and/or undesired negative environmental and/or social impacts on stakeholders, while events are defined as a series of isolated or related incidents that pertain to the same ESG issues. Events are scored by a team of analysts on a scale from 1 (low ESG impact) to 5 (severe ESG impact), depending on the reputational risk to the company and potential impact on stakeholders, as determined by Sustainalytics. The Index Provider excludes companies with a Sustainalytics controversy rating higher than 4 from the Reference Index.

Additionally, eligible issuers must be deemed compliant with the principles of the United Nations Global Compact (“UNGC”). The UNGC is an arrangement by which companies voluntarily and publicly commit to a set of principles drawn from key UN Conventions and Declarations. The principles of the UNGC

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
January 30, 2023

represent a set of values that the UN believes responsible businesses should incorporate into their operations in order to meet fundamental responsibilities in the areas of human rights, labor, the environment, and anti-corruption.

Companies in the Reference Index are weighted by their market capitalization and adjusted by their Sustainalytics ESG Risk Rating Score. Capping to weights are employed, where necessary, to meet diversification standards, as determined by the Index Provider. The Reference index is rebalanced quarterly.

The Underlying Index is sponsored by the Index Provider, which is an organization that is independent of, and unaffiliated with, the Fund and Global X Management Company LLC, the investment adviser for the Fund ("Adviser"). The Index Provider determines the relative weightings of the securities in the Underlying Index and publishes information regarding the market value of the Underlying Index. As of [ ], the Underlying Index had 91 constituents.

The Adviser uses a "passive" or indexing approach to try to achieve the Fund's investment objective. Unlike many investment companies, the Fund does not try to outperform the Underlying Index and does not seek temporary defensive positions when markets decline or appear overvalued. The call options sold by the Fund will be collateralized by the Fund's equity holdings at the time the Fund sells the options. By selling call options on the value of the portfolio of stocks in the Nasdaq-100 Index, the Fund's covered call strategy may generate income. If the price of the Nasdaq-100 Index is above the strike price of the Fund’s call options positions upon the expiration of the call option, then at expiration the Fund would owe the purchaser of the call option the difference between the strike price and the value of the Nasdaq-100 Index, so the amount owed with respect to the call option would generally offset any gains the Fund may experience from the securities in the Reference Index held by the Fund. For example, if the price of the Nasdaq-100 Index were to increase by 15% from the time the call options were sold to the time the call options expired, then the call options would be expected to have a value equal to approximately 15% of the value the portfolio had at the time when the call options were sold, which would generally offset all of the Fund’s gains from the increase in the Reference Index over the relevant period. However, if the price of the Nasdaq-100 Index is below the strike price of the Fund’s call options positions at expiry, the call options will expire worthless and the Fund will retain the premium.

Because options contracts on the Reference Index are not currently listed, the Underlying Index will write options on the Nasdaq-100 Index. As a result, the performance of the Reference Index, which include most (but not all) of the securities included in the Nasdaq-100 Index, may diverge from the performance of the Nasdaq-100 Index. If the constituents of the Reference Index which are not constituents of the Nasdaq-100 Index underperform the other constituents of the Nasdaq-100 Index, and the Nasdaq-100 Index options written by the Fund expire in the money, then the Fund’s performance will be negative during such period, even if the performance of the Reference Index during such period is positive. Additionally, the value of the Nasdaq-100 Index and the Reference Index may move up or down after the strike price of the call options is selected for a given period, in which case movements in the value of the options contracts may be expected to offset movements in the Reference Index to a greater or lesser extent. As a result, an investor that purchases Fund shares other than on the day that the Fund writes (sells) monthly call options, or who sells shares other than on the day that the call options expire, may experience different investment returns, depending on the relative difference between the strike price of

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
January 30, 2023

the Fund’s call options positions, and the price of the Nasdaq-100 Index at the time when the investor purchases or sells the Fund.

The Fund generally will use a replication strategy. A replication strategy is an indexing strategy that involves investing in the securities of the Underlying Index in approximately the same proportions as in the Underlying Index. However, the Fund may utilize a representative sampling strategy with respect to the Underlying Index when a replication strategy might be detrimental to shareholders, such as when there are practical difficulties or substantial costs involved in compiling a portfolio of equity securities to follow the Underlying Index, in instances in which a security in the Underlying Index becomes temporarily illiquid, unavailable or less liquid, or as a result of legal restrictions or limitations (such as tax diversification requirements) that apply to the Fund but not the Underlying Index.

The Adviser expects that, over time, the correlation between the Fund's performance and that of the Underlying Index, before fees and expenses, will exceed 95%. A correlation percentage of 100% would indicate perfect correlation. If the Fund uses a replication strategy, it can be expected to have greater correlation to the Underlying Index than if it uses a representative sampling strategy.

The Fund concentrates its investments (i.e., holds 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the Underlying Index is concentrated. As of [ ], 2023, the Underlying Index was concentrated in the [ ] industry and had significant exposure to the [information technology] sector.

The Registrant has updated the section titled “PRINCIPAL INVESTMENT STRATEGIES” for the S&P 500 ESG Covered Call ETF as follows:

The Fund invests at least 80% of its net assets, plus borrowings for investment purposes (if any), in the securities of the [Cboe S&P 500 ESG BuyWrite Index] (the "Underlying Index"). The Fund's 80% investment policy is non-fundamental and requires 60 days prior written notice to shareholders before it can be changed.

The Underlying Index seeks to provide long exposure to an equity portfolio that applies a set of specific Environmental, Social and Governance (“ESG”) criteria as part of its security selection process, while also selling call options generally associated with such exposure. Specifically, the Underlying Index measures the performance of a covered call strategy, also known as a “buy-write” strategy, that seeks to provide long exposure by “buying” the underlying components of the S&P 500 ESG Index (the “Reference Index”) and to generate options premium income by “writing” (selling) a succession of one-month, at-the-money (“ATM”) covered call options on the Reference Index. In seeking to track the Underlying Index, the Fund invests in the securities reflected in the Underlying Index by purchasing the underlying holdings of the Reference Index in proportion to their weight in the Reference Index, and systematically writing (selling) a succession of one-month, ATM covered call options on the Reference Index. The implications of the written (sold) call options are described in more detail here:

Call Options – When the Fund sells a call option, the Fund receives a premium in exchange for an obligation to sell shares of the Reference Index at a strike price on the expiration date if the buyer of the call option exercises it. If the Reference Index closes above the strike price as of the expiration date and the buyer exercises the call option, the investor will have to pay the difference

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
January 30, 2023

between the value of the Reference Index and the strike price. If the Reference Index closes below the strike price as of the expiration date, the call option may end up worthless and the investor retains the premium. Generally speaking, an at-the-money (“ATM”) call option refers to an option where the strike price of the option is equal to the price of the underlying asset at the time when the option is written (sold). .

On a monthly basis, the Underlying Index’s portfolio will write (sell) a succession of one-month call options corresponding to the value of the underlying securities of the Reference Index and will cover such options by holding the component securities of the Reference Index. Each call option written in the Underlying Index’s portfolio will have an exercise price generally at the prevailing market price of the Reference Index. However, if call options with those precise strike prices are unavailable, the Underlying Index’s portfolio will instead select the call options with the strike price closest to but above the prevailing market price of the Reference Index. Each option position in the Underlying Index’s portfolio will (i) be traded on a national securities exchange; (ii) be held until expiration date; (iii) expire on its date of maturity; (iv) only be subject to exercise on its expiration date; and (v) be settled in cash.

The Reference Index is designed to measure the performance of securities meeting certain sustainability criteria (criteria related to Environmental, Social and Governance (“ESG”) factors), while maintaining similar overall industry group weights as the S&P 500 Index, as determined by S&P (the “Index Provider”). The S&P 500 Index is a float adjusted market capitalization equity benchmark which is generally regarded as being representative of the large-cap segment of the U.S. stock market. A float-adjusted market capitalization weighted index weights each index component according to its market capitalization, using the number of shares that are readily available for purchase on the open market. The Reference index is rebalanced annually.

The Reference Index is designed to measure the performance of securities meeting certain sustainability criteria (criteria related to ESG factors), while maintaining similar overall industry group weights as the S&P 500 Index. The Reference Index employs negative screens to exclude securities of companies with business activities that do not meet the eligibility criteria. Such screens rely on information from Sustainalytics, a globally-recognized independent provider of ESG research, ratings, and data. Companies’ business activities are distinguished between categories with absolute prohibitions (which do not allow any involvement by a company in a certain business activity) and categories that permit a de minimis amount of a certain business activity (generally, permitting a company to derive less than 5% of its revenues from, or to own less than 25% of another company that engages in, such activity). Examples of business activities with absolute prohibitions include, but are not limited to, arctic oil & gas exploration, cannabis production and controversial weapons, while examples of business activities with limited prohibitions include, but are not limited to, alcoholic beverages, gambling and nuclear power production.

In addition, the Reference Index excludes the following:

•Companies that are classified by Sustainalytics as being non-compliant with the United Nations Global Compact (“UNGC”) principles (“Non-Compliant UNGC Companies”). Non-Compliant UNGC Companies are (i) companies found to have been responsible for egregious and severe violations of commonly accepted international norms related to human rights, labor rights, the environment and business ethics, or (ii) companies deemed to facilitate third parties in human

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
January 30, 2023

rights violations due to their involvement in certain weapons with disproportional and/or non-discriminatory impact on citizens and society;

•Companies that have an S&P Dow Jones Indices (“DJI”) ESG Score, as assigned by SAM, an ESG scoring business unit of S&P Global, Inc. (an affiliate of the Index Provider), that falls within the worst 25% of scores from each Global Industry Classification Standard (GICS) industry group in the underlying universe of companies eligible for inclusion in the Index (the “Investment Universe”); or

•Companies that do not have (i) Sustainalytics coverage for determining tobacco-, controversial weapons-, oil sands-, small arms-, military weapons- and thermal coal-related involvement or compliance with UNGC principles; or (ii) an S&P DJI ESG Score.

S&P DJI ESG Scores are assigned by SAM using its Corporate Sustainability Assessment (“CSA”), which is an annual evaluation of a company’s sustainability practices. The CSA focuses on ESG factors that SAM determines are financially material to the company, relative to its industry peer companies as determined by SAM. The CSA is a questionnaire-based analysis process focused on ESG factors, with the aim of identifying the extent to which companies are equipped to recognize and respond to emerging sustainability opportunities and challenges in the global market. Companies are evaluated based on a range of financially relevant sustainability criteria, covering environmental, social, and governance dimensions. Companies’ responses to questions are assigned values, which are then aggregated into criteria, dimension, and total ESG scores, using an industry-specific weighting scheme. An interdisciplinary team of analysts designs, monitors, and refines the annual S&P Global CSA, with the purpose of generating additional insights into companies’ value-creating and risk-mitigating ESG potential. The assessment centers on sustainability criteria that are financially relevant to corporate performance, valuation, and security selection.

After implementing the exclusion criteria described above, the remaining companies are then ranked based on their S&P DJI ESG Score. For each GICS industry group, companies are selected for inclusion in the Index primarily in decreasing order of S&P DJIESG Score until approximately 75% of the float adjusted market capitalization of the industry group is reached.

The Underlying Index is sponsored by the Index Provider, which is an organization that is independent of, and unaffiliated with, the Fund and Global X Management Company LLC, the investment adviser for the Fund ("Adviser"). The Index Provider determines the relative weightings of the securities in the Underlying Index and publishes information regarding the market value of the Underlying Index.

The Adviser uses a "passive" or indexing approach to try to achieve the Fund's investment objective. Unlike many investment companies, the Fund does not try to outperform the Underlying Index and does not seek temporary defensive positions when markets decline or appear overvalued. The call options sold by the Fund will be collateralized by the Fund's equity holdings at the time the Fund sells the options. By selling call options on the value of the portfolio of stocks in the Reference Index, the Fund's covered call strategy may generate income. If the price of the Reference Index is above the strike price of the Fund’s call options positions upon the expiration of the call option, then at expiration the Fund would owe the purchaser of the call option the difference between the strike price and the value of the Reference Index, so the amount owed with respect to the call option would offset any gains the Fund may experience from

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
January 30, 2023

the securities held. For example, if the price of the Reference Index were to increase by 15% from the time the call options were sold to the time the call options expired, then the call options would be expected to have a value equal to approximately 15% of the value the portfolio had at the time when the call options were sold, which would offset all of the Fund’s gains from the increase in the Reference Index over the relevant period. However, if the price of the Reference Index is below the strike price of the Fund’s call options positions at expiry, the call options will expire worthless and the Fund will retain the premium. An investor that purchases Fund shares other than on the day that the Fund takes writes (sells) monthly call options, or who sells shares other than on the day that the call options expire, may experience different investment returns, depending on the relative difference between the strike price of the Fund’s call options positions, and the price of the Reference Index.

The Fund generally will use a replication strategy. A replication strategy is an indexing strategy that involves investing in the securities of the Underlying Index in approximately the same proportions as in the Underlying Index. However, the Fund may utilize a representative sampling strategy with respect to the Underlying Index when a replication strategy might be detrimental to shareholders, such as when there are practical difficulties or substantial costs involved in compiling a portfolio of equity securities to follow the Underlying Index, in instances in which a security in the Underlying Index becomes temporarily illiquid, unavailable or less liquid, or as a result of legal restrictions or limitations (such as tax diversification requirements) that apply to the Fund but not the Underlying Index.

The Adviser expects that, over time, the correlation between the Fund's performance and that of the Underlying Index, before fees and expenses, will exceed 95%. A correlation percentage of 100% would indicate perfect correlation. If the Fund uses a replication strategy, it can be expected to have greater correlation to the Underlying Index than if it uses a representative sampling strategy.

The Fund concentrates its investments (i.e., holds 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the Underlying Index is concentrated. As of [ ], 2023, the Underlying Index was concentrated in the [ ] industry and had significant exposure to the [information technology] sector.

2. Comment: With respect to the section of the Nasdaq 100 ESG Covered Call ETF’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, given that the Reference Index and the Options Reference Index are different please describe how the Nasdaq 100 ESG Covered Call ETF obtains ESG exposure.

Response: The Nasdaq 100 ESG Covered Call ETF is expected to be comprised of two primary components: long exposure to the Reference Index and short exposure to the Options Reference Index through the systematic selling (writing) of call options on the Options Reference Index. The Fund obtains ESG exposure via the long exposure to the Reference Index, which is the Nasdaq 100 ESG Index, which itself incorporates the ESG screening criteria described in Prospectus into its selection process.

3. Comment: With respect to the second paragraph in the section of each Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please revise the disclosure to disclose simply and clearly the securities that comprise the Underlying Index and what the Underlying Index is specifically measuring. In doing so, please elaborate on the concept of a theoretical portfolio. In addition; please explain in Plain English within the disclosure what an “at-the-money” covered call option is.

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
January 30, 2023

Response: Please refer to the revised disclosures provided in response to Comment #1 above.

4. Comment: With respect to the second paragraph in the section of each Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, the disclosure notes that “[T]he Fund invests in the securities reflected in Underlying Index . . .”. Please describe the securities that each Fund invests in.

Response: Each Fund is comprised of two primary components: long exposure to the Reference Index and short exposure to the Options Reference Index through the systematic selling (writing) of call options on the Options Reference Index. Each Fund is expected to achieve the long exposure by investing directly and proportionately in the underlying equity holdings of the Reference Index. Each Fund is also expected to sell (write) call options on the Options Reference Index in accordance with the methodology of the Underlying Index.

5. Comment: Relating to the strategy disclosure in the prospectus summary, given the Reference Index and Options Reference Index are different, as presumably an ESG filter would exclude some issuers from the broader index, please explain the degree to which the Fund is typically covered in connection with its call writing. How exposed is the Fund to the returns of the non-ESG issuers as a result of the difference between the Reference Index and Options Reference Index?

Response: The Nasdaq 100 ESG Covered Call ETF is generally expected to be at least 99% covered in connection with its call writing. However, the Registrant notes that when the Nasdaq 100 ESG Covered Call ETF is at lower asset levels, this coverage ratio may be less, due to the relative size of the options contract to the index level. The Registrant notes that a lower coverage ratio at lower asset levels is unrelated to any difference between the Reference Index and Nasdaq-100 Index.

The Fund will be negatively exposed to the returns of non-ESG issuers. All else equal, if the performance of non-ESG issuers (i.e. those issuers excluded from the Reference Index but present in the Nasdaq-100 Index) exceeds the performance of ESG issuers (i.e. those issuers included in the Reference Index and in the Nasdaq-100 Index), and the Nasdaq-100 Index options written by the Fund expire in the money, then the Fund’s performance will be negative during such period, even if the performance of the Reference Index is positive.

6. Comment: With respect to the first sentence on page 2 in the section of each Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, given the name of the Underlying Index, please clarify whether the Underlying Index will purchase options or whether it is only selling options. In addition, please revise in Plain English to avoid overly technical terms.

Response: Please refer to the revised disclosures provided in response to Comment #1 above.

7. Comment: With respect to the second paragraph on page 2 in the section of each Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please disclose in the Summary Prospectus the specific ESG criteria underlying the Reference Index or provide such disclosure in response to Item 9 of Form N-1 and cross-reference such description in the Fund’s Summary Prospectus.

Response: Please refer to the revised disclosures provided in response to Comment #1 above.

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
January 30, 2023

8. Comment: With respect to the third paragraph on page 2 of the section of each Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please provide more specificity regarding the eligibility criteria used by the Reference Index for purposes of its negative screens. In addition, for the Nasdaq 100 ESG Covered Call ETF, please describe what is meant by “ESG Risk Ratings”.

Response: Please refer to the revised disclosures provided in response to Comment #1 above.

9. Comment: With respect to the fourth paragraph on page 2 of the section of the Nasdaq 100 ESG Covered Call ETF’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please provide additional detail regarding the ESG Risk Rating Score, including what such scores are based on and how they are derived.

Response: Please refer to the revised disclosures provided in response to Comment #1 above.

10. Comment: With respect to the fourth paragraph on page 2 of the section of the Nasdaq 100 ESG Covered Call ETF’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please provide additional detail regarding the business controversy levels utilized by the Reference Index and how such levels are derived.

Response: Please refer to the revised disclosures provided in response to Comment #1 above.

11. Comment: With respect to the fifth paragraph on page 2 of the section of the Nasdaq 100 ESG Covered Call ETF’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please provide a brief explanation of what the Nasdaq Global Select Market and the Nasdaq Global Market is.

Response: Please refer to the revised disclosures provided in response to Comment #1 above.

12. Comment: With respect to the section of each Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please disclose the weighting methodology of the Underlying Index including how the components are weighted.

Response: Please refer to the revised disclosures provided in response to Comment #1 above.

In addition, the Registrant notes that the Underlying Index is effectively providing ~100% exposure to the Reference Index, as the only other component of the Underlying Index is a sold call option on the Options Reference Index. The weighting methodology of the Reference Index is described in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” .

13. Comment: With respect to the section of each Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please disclose the Underlying Index’s rebalance and reconstitution policy including how frequently the Underlying Index will be rebalanced.

Response: Please refer to the revised disclosures provided in response to Comment #1 above.

In addition, the Registrant notes that the Underlying Index has a monthly options roll which is described in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” may be

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
January 30, 2023

considered a rebalance, although this monthly roll process does not entail any rebalance of the long equity position holdings. The Reference Index, which reflects the long equity position holdings, is rebalanced annually – this has been updated in the disclosure.

14. Comment: With respect to the section of each Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please disclose the number of components in the Underlying Index.

Response: Please refer to the revised disclosures provided in response to Comment #1 above.

15. Comment: With respect to the seventh paragraph in the section of each Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, the Staff notes that the disclosure states that “call options [will be] sold by the Fund” and other places of the disclosure note that the Underlying Index will sell call options. Please revise the disclosure to clarify what each Fund is investing in.

Response: Please refer to the revised disclosures provided in response to Comment #1 above.

16. Comment: With respect to the section of each Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please explain what the Underlying Index is and how each Fund tracks the Underlying Index.

Response: Please refer to the revised disclosures provided in response to Comment #1 above.

17. Comment: With respect to the seventh paragraph in the section of each Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, the disclosure notes that the “call options sold by the Fund will be collateralized by the Fund’s equity holdings”. Please discuss each Fund’s equity holdings including what they are, the market capitalization and include corresponding risk disclosures related to such investments.

Response: Please refer to the revised disclosures provided in response to Comment #1 above.

18. Comment: With respect to the seventh paragraph in the section of each Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please elaborate on the disclosure related to the timing of an investor’s purchase of Fund shares and provide disclosure related to the impact of timing of purchasing Fund shares on an investor’s return.

Response: Please refer to the revised disclosures provided in response to Comment #1 above.

19. Comment: With respect to the seventh paragraph in the section of each Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, the Staff notes that each Fund will engage in a replication strategy. Please confirm or revise as appropriate.

Response: The Registrant confirms that the Funds will engage in a replication strategy.

SUMMARY OF PRINCIPAL RISKS

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
January 30, 2023

20. Comment: The Staff notes that the principal risks appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect each Fund’s net asset value, yield, and total return. Please note that after listing the most significant risks for each Fund, the remaining risks may be alphabetized.

Response: The Registrant acknowledges the Staff’s views on alternative approaches in disclosure presentation, however, after consideration of the issues, the Registrant believes its approach is consistent with and sufficiently responsive to the requirements of Form N-1A at present. The Registrant respectfully declines to make the requested change at this time.

21. Comment: With respect to section of each Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS – Asset Class Risk – Derivatives Risk”, please revise the following sentence in light of the fact that the Fund is not yet operational: “Rule 18f-4 imposes limits on the amount of derivatives the Fund can enter into and replaces the asset segregation framework previously used by the Fund to comply with Section 18 of the 1940 Act, among other requirements.”

Response: The Registrant has revised the risk factor titled “Asset Class Risk – Derivatives Risk” in the section of each Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS” as follows:

Derivatives Risk: The Fund will invest in options, a type of derivative instrument. Derivatives can be more sensitive to changes in interest rates or to sudden fluctuations in market prices than conventional securities, which can result in greater losses for the Fund. In addition, the prices of the derivative instruments and the prices of underlying securities, interest rates or currencies they are designed to reflect may not move together as expected. A risk of the Fund’s use of derivatives is that the fluctuations in their values may not correlate perfectly with the relevant reference index. Derivatives are usually traded on margin, which may subject the Fund to margin calls. Margin calls may force the Fund to liquidate assets. On October 28, 2020, the SEC adopted Rule 18f-4 (“Rule 18f-4”) under the 1940 Act, which governs the use of derivatives by registered investment companies. Rule 18f-4 imposes limits on the amount of derivatives the Fund can enter into ~~and replaces the asset segregation framework previously used by the Fund to comply with Section 18 of the 1940 Act, among other requirements~~.

22. Comment: With respect to section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS – Concentration Risk – Risks Related to Investing in the Information Technology Sector”, if the Fund will focus its investments in the Information Technology sector, please disclose as such.

Response: The Registrant has updated the section of each Fund’s Prospectus “PRINCIPAL INVESTMENT STRATEGIES” as shown below:

The Fund concentrates its investments (i.e., holds 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the Underlying Index is concentrated. As of [ ], 2023, the Underlying Index was concentrated in the [ ] industry and had significant exposure to the [information technology] sector.

23. Comment: With respect to the section of each Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS – Geographic Risk”, please confirm whether the Fund will invest in securities of foreign issuers. If so, please update the Fund’s principal investment strategy disclosure accordingly.

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
January 30, 2023

Response: The Registrant confirms that the current disclosure is accurate.

24. Comment: With respect to the disclosure in Market Risk on page 4, please also disclose here, or where appropriate, that, in stressed market conditions, the market for the Fund’s shares may become less liquid in response to deteriorating liquidity in the markets for the Fund’s underlying portfolio holdings. Please also note that this adverse effect on liquidity for the Fund’s shares in turn could lead to wider bid/ask spreads and differences between the market price of the Fund’s shares and the underlying value of those shares.

Response: The Registrant has updated the risk factor titled “Risks Associated with Exchange-Traded Funds - Market Trading Risks and Premium/Discount Risks” in the section of each Fund's Prospectus titled “SUMMARY OF PRINCIPAL RISKS” as indicated below:

Market Trading Risks and Premium/Discount Risks: Shares of the Fund are publicly traded on a national securities exchange, which may subject shareholders to numerous market trading risks. In stressed market conditions, the market for the Shares may become less liquid in response to the deteriorating liquidity of the Fund’s portfolio. This adverse effect on the liquidity of the Shares, as well as disruptions to creations and redemptions, the existence of extreme market volatility or potential lack of assets in the Fund or an active trading market for Shares may result in Shares trading at a significant premium or discount to NAV. If a shareholder purchases Shares at a time when the market price is at a premium to the NAV or sells Shares at a time when the market price is at a discount to the NAV, the shareholder may sustain losses. The NAV of the Fund is calculated at the end of each business day and fluctuates with changes in the market value of the Fund’s holdings. The trading price of the Fund’s shares fluctuates, in some cases materially, throughout trading hours in response to changes in the Fund’s NAV.

In addition, the Registrant has updated the risk factor titled "Risks Associated with Exchange-Traded Funds - Market Trading Risks and Premium/Discount Risks – Shares of the Fund May Trade at Prices Other Than NAV” in the section of each Fund's Prospectus titled “A FURTHER DISCUSSION OF PRINCIPAL RISKS” as indicated below:

Shares of the Fund May Trade at Prices Other Than NAV

Shares of the Fund may trade at, above or below NAV. The per share NAV of the Fund will fluctuate with changes in the market value of the Fund’s holdings. The trading prices of Shares will fluctuate in accordance with changes in the Fund's NAV as well as market supply and demand. The trading prices of the Fund's Shares may deviate significantly from NAV during periods of market volatility or when the Fund has relatively few assets or experiences a lower trading volume. In stressed market conditions, the market for the Shares may become less liquid in response to the deteriorating liquidity of the Fund’s portfolio. Any of these factors may lead to the Fund's Shares trading at a premium or discount to NAV. While the creation/redemption feature is designed to make it likely that Shares normally will trade close to the Fund’s NAV, market prices are not expected to correlate exactly with the Fund's NAV due to timing reasons as well as market supply and demand factors. In addition, disruptions to creations and redemptions or the existence of extreme market volatility may result in trading prices that differ significantly from NAV. If a shareholder purchases at a time when the market price is at a premium to the

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
January 30, 2023

NAV or sells at a time when the market price is at a discount to the NAV, the shareholder may sustain losses.

25. Comment: With respect to section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS – Market Risk”, please revise the risk factor disclosure to reflect current market factors.

Response: The Registrant has revised the section of each Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS – Market Risk” as shown below:

Market Risk: Turbulence in the financial markets and reduced liquidity may negatively affect issuers, which could have an adverse effect on the Fund. If the securities held by the Fund experience poor liquidity, the Fund may be unable to transact at advantageous times or prices, which may decrease the Fund’s returns. In addition, there is a risk that policy changes by central governments and governmental agencies, including the U.S. Federal Reserve or the European Central Bank, which could include increasing interest rates, could cause increased volatility in financial markets and lead to higher levels of Fund redemptions from Authorized Participants, which could have a negative impact on the Fund. Furthermore, local, regional or global events such as war, acts of terrorism, the spread of infectious illness or other public health issues, recessions, or other events could have a significant impact on the Fund and its investments and trading of its Shares. For example, at the start of ~~2022, expectations for higher policy~~2023, central banks have already increased interest rates ~~and~~at the ~~removal of monetary policy support resulted in elevated market volatility~~fastest rate on record, and it is unknown how long this will continue and ~~a weak start to January as markets rotated away from companies with weaker fundamentals and/or higher valuations. Sustained elevated~~how quickly inflation~~, global supply chain bottlenecks and labor shortages encouraged a U.S. Federal Reserve policy shift to increase interest rates. With central bankers needing to reflect that they remain ahead of~~ will return to target levels. This increases the ~~curve on inflation, there are concerns~~risk that monetary policy may provide less support should economic growth slow. ~~The slowing growth of gross domestic product in China may weigh on~~ Additionally, China’s shift away from a zero-COVID policy creates both opportunities and risks, causing uncertainty for global economic growth~~while the COVID-19 pandemic remains a risk to both global economic growth and supply chain normalization~~in 2023. Market risk factors may result in increased volatility and/or decreased liquidity in the securities markets. The Fund’s NAV could decline over short periods due to short-term market movements and over longer periods during market downturns.

26. Comment: With respect to section of each Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS – Passive Investment Risk”, the disclosure notes that “if a constituent of the Underlying Index were removed, even outside of a regular rebalance of the Underlying Index, the Adviser anticipates that the Fund would sell such security”. Please update the Fund’s principal investment strategy disclosure to reflect this fact.

Response: The Registrant notes that the section of each Fund’s Prospectus titled “ADDITIONAL INFORMATION ABOUT THE FUND” states that “[T]he Fund may sell securities that are represented in its Underlying Index in anticipation of their removal from such Underlying Index or purchase securities not represented in its Index in anticipation of their addition to such Underlying Index.”

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
January 30, 2023

27. Comment: With respect to section of each Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS – Turnover Risk”, if the Fund may engage in frequent and active trading please update the Fund’s principal investment strategy disclosure accordingly.

Response: The Registrant has included "Turnover Risk" to reflect the monthly frequency of the Underlying Index's options roll process.

28. Comment: With respect to the section of each Fund’s Prospectus titled “FUND MANAGEMENT –Portfolio Managers”, please provide the specific year when each portfolio manager became responsible for the day-to-day management of the Fund.

Response: The Registrant has updated the section of the Fund’s Prospectus titled “FUND MANAGEMENT –Portfolio Managers” as shown below:

Portfolio Managers: The professionals primarily responsible for the day-to-day management of the Fund are Nam To, CFA; Wayne Xie; Kimberly Chan; Vanessa Yang; and Sandy Lu, CFA (“Portfolio Managers”). Messrs. To, Xie and Lu and Ms. Chan and Ms. Yang have been Portfolio Managers of the Fund since 2023 ~~the Fund's inception~~.

29. Comment: Regarding the disclosure in Purchase and Sale of Fund Shares on page 7, to the extent applicable, please disclose that purchases and redemptions of creation units primarily with cash, rather than through in‐kind delivery of portfolio securities, may cause the Fund to incur certain costs. Please also disclose that these costs could include brokerage costs or taxable gains or losses that it might not have incurred if it had made redemption in‐kind. In addition, please disclose that these costs could be imposed on the Fund, and thus decrease the Fund’s net asset value, to the extent that the costs are not offset by a transaction fee payable by an authorized participant.

Response: The Registrant notes that the purchases and redemptions of creation units will be primarily made via in-kind transactions and therefore believes the current disclosure is appropriate.

30. Comment: With respect to section of each Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS – ESG Investing Strategy Risk”, please consider the risk that the application of the ESG criteria could be incorrect and an issuer could be included that would not be ESG friendly.

Response: The Registrant has updated the disclosure of the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS – ESG Investing Strategy Risk” as follows:

ESG Investing Strategy Risk: The stocks of companies with favorable ESG attributes, as determined by the Index Provider, may underperform the stock market as a whole. As a result, the Fund may underperform other funds that do not screen companies based on ESG attributes. The criteria used to select companies for investment may result in the Fund investing in securities, industries or sectors that underperform the market as a whole, forgoing opportunities to invest in securities that might otherwise be advantageous to buy or underperform other funds screened for ESG standards. In addition, it is possible that the Index Provider could overlook, misapply and/or otherwise fail to accurately screen for the stated ESG criteria, potentially resulting in a company or companies being included in the Underlying Index that do not meet the stated ESG criteria.

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
January 30, 2023

31. Comment: With respect to the section of the Fund’s Prospectus titled “A FURTHER DISCUSSION OF PRINCIPAL RISKS – Geographic Risk”, please confirm whether the Fund will invest in securities of foreign issuers. If so, please update the Fund’s principal investment strategy disclosure accordingly.

Response: Please see the Registrant’s response to Comment #23 above.

32. Comment: On page 13, in Market Trading Risks and Premium/Discount Risks, Absence of Active Market, please also note that in times of market stress, market makers or authorized participants may step away from their respective roles in making a market in shares of the Fund and in executing purchase or redemption orders, and that this could in turn lead to wider bid/ask spreads and variances between the market price of the Fund's shares and the underlying value of those shares.

Response: The Registrant has updated the risk factor titled “Risks Associated with Exchange-Traded Funds - Authorized Participants Concentration Risk” in the section of each Fund's Prospectus titled “SUMMARY OF PRINCIPAL RISKS” as indicated below:

Authorized Participants Concentration Risk: The Fund has a limited number of financial institutions that may act as Authorized Participants and engage in creation or redemption transactions directly with the Fund, and none of those Authorized Participants is obligated to engage in creation and/or redemption transactions. To the extent that those Authorized Participants exit the business or are unable to process creation and/or redemption orders, such as in times of market stress, Shares may be more likely to trade at a premium or discount to NAV and/or at wider intraday bid-ask spreads, and possibly face trading halts and/or delisting from an exchange.

In addition, the Registrant has updated the risk factor titled “Risks Associated with Exchange-Traded Funds - Authorized Participants Concentration Risk” in the section of each Fund's Prospectus titled “A FURTHER DISCUSSION OF PRINCIPAL RISKS” as indicated below:

Authorized Participants Concentration Risk

The Fund has a limited number of financial institutions that may act as Authorized Participants. Only Authorized Participants who have entered into agreements with the Fund's distributor may engage in creation or redemption transactions directly with the Fund, and none of those Authorized Participants is obligated to engage in creation and/or redemption transactions. To the extent that those Authorized Participants exit the business or are unable to process creation and/or redemption orders, such as in times of market stress, and no other Authorized Participant is able to step forward to create and redeem in either of those cases, Shares may trade like closed-end fund shares at a discount to NAV and/or at wider intraday bid-ask spreads, and may possibly face trading halts and/or delisting from the Exchange.

33. Comment: With respect to the section of the Fund’s Prospectus titled “A FURTHER DISCUSSION OF PRINCIPAL RISKS – Risks Associated with Exchange-Traded Funds – Market Trading Risks and Premium/Discount Risks – Secondary Market Trading Risk”, please revise the first sentence to clarify that the Fund only accepts orders to purchase or redeem shares from Authorized Participants.

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
January 30, 2023

Response: The Registrant has updated the risk factor titled “Risks Associated with Exchange-Traded Funds - Market Trading Risks and Premium/Discount Risks – Secondary Market Trading Risk” in the section of each Fund's Prospectus titled “A FURTHER DISCUSSION OF PRINCIPAL RISKS” as shown below:

Secondary Market Trading Risk

Only Authorized Participants who have entered into agreements with the Fund's distributor may engage in creation or redemption transactions directly with the Fund. Shares of the Fund may trade in the secondary market on days when the Fund does not accept orders to purchase or redeem Shares from Authorized Participants. On such days, Shares may trade in the secondary market with more significant premiums or discounts than might be experienced on days when the Fund accepts purchase and redemption orders.

34. Comment: On page 14, regarding the disclosure in the second paragraph of Shares of the Fund May Trade at Prices Other Than NAV, please also disclose that, where all or a portion of the Fund’s underlying securities trade in a market that is closed when the market in which the Fund’s shares are listed and trading in that market is open, there may be changes between the last quote from its closed foreign market and the value of such security during the Fund’s domestic trading day. In addition, please note that this in turn could lead to differences between the market price of the Fund’s shares and the underlying value of those shares.

Response: The Registrant believes that the current disclosure is appropriate in light of the fact that each Fund primarily invests in securities of issuers traded in U.S. markets pursuant to each Fund’s principal investment strategy.

35. Comment: With respect to the section of each Fund’s Prospectus titled “DETERMINATION OF NET ASSET VALUE” please revise the last paragraph to note that the disclosure relates to redemptions of creation units.

Response: The Registrant notes that the section of each Fund’s Prospectus titled “BUYING AND SELLING FUND SHARES” discloses that shares of each Fund may be redeemed directly from each Fund only by Authorized Participants and only in Creation Units and therefore, respectfully declines to make the change.

36. Comment: With respect to the section of each Fund’s Prospectus titled “DETERMINATION OF NET ASSET VALUE” please confirm that the ability for the Fund to suspend redemptions in emergency circumstances would comply with Rule 6c-11 under the 1940 Act.

Response: The Registrant confirms that the ability for a Fund to suspend redemptions in emergency circumstances would comply with Rule 6c-11 under the 1940 Act.

37. Comment: With respect to the section of each Fund’s SAI titled “ADDITIONAL INVESTMENT INFORMATION - INVESTMENT RESTRICTIONS”, please revise the disclosure related to the adoption of Rule 22e-4 under the 1940 Act to note that the Fund: (i) will take action to reduce its holdings of illiquid securities within a “reasonable” time frame; and (ii) specify that the Fund may not acquire any

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
January 30, 2023

illiquid investment if, if, immediately after the acquisition, the Fund would have invested more than 15% of its net assets in illiquid investments.

Response: The Registrant has revised the section of each Fund’s SAI titled “ADDITIONAL INVESTMENT INFORMATION - INVESTMENT RESTRICTIONS”, as shown below in response to the comment:

If a percentage limitation is satisfied at the time of investment, a later increase or decrease in such percentage resulting from a change in the value of the Fund’s investments will not constitute a violation of such limitation, except that any borrowing by the Fund that exceeds the fundamental investment limitations stated above must be reduced to meet such limitations within the period required by the 1940 Act (currently three days). The Fund may not acquire any illiquid investment if, immediately after the acquisition, the Fund would have invested more than 15% of its net assets in illiquid investments. In addition, if the Fund’s holdings of illiquid securities exceed 15% of net assets because of changes in the value of the Fund’s investments, the Fund will act in accordance with Rule 22e-4 under the 1940 Act and will take action to reduce its holdings of illiquid securities within a reasonable time frame deemed to be in the best interest of the Fund. Otherwise, the Fund may continue to hold a security even though it causes the Fund to exceed a percentage limitation because of fluctuation in the value of the Fund’s assets.

38. Comment: With respect to the first paragraph in the section of the S&P 500 ESG Covered Call ETF’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please revise the first sentence in the bullet titled “Call Options” to be specific to the Fund.

Response: Please refer to the revised disclosures provided in response to Comment #1 above.

39. Comment: With respect to the second and third paragraphs on page 2 in the section of the S&P 500 ESG Covered Call ETF’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please revise to remove the redundant disclosure.

Response: Please refer to the revised disclosures provided in response to Comment #1 above.

40. Comment: With respect to the section of the S&P 500 ESG Covered Call ETF’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please describe the specific ESG criteria that the Reference Index is designed to measure. For instance, what types of business activities are the negative screens intended to exclude.

Response: Please refer to the revised disclosures provided in response to Comment #1 above.

41. Comment: With respect to the section of the S&P 500 ESG Covered Call ETF’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please disclose the basis for the S&P Dow Jones Indices ESG Score (“S&P DJI ESG Scores”) and how they are derived. Please provide further clarity regarding SAM’s Corporate Sustainability Assessment including what it means that its annual company evaluation is “based on ESG factors that SAM determines are financially material to the company”.

Response: Please refer to the revised disclosures provided in response to Comment #1 above.

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
January 30, 2023

42. Comment: With respect to the section of the S&P 500 ESG Covered Call ETF’s SAI titled “ADDITIONAL INVESTMENT INFORMATION - INVESTMENT OBJECTIVE, STRATEGIES AND RISKS”, please revise the penultimate sentence in the first paragraph to remove the reference to Depositary Receipts.

Response: The Registrant has revised the section of the S&P 500 ESG Covered Call ETF’s SAI titled “ADDITIONAL INVESTMENT INFORMATION - INVESTMENT OBJECTIVE, STRATEGIES AND RISKS” as shown below:

The Fund invests at least 80% of its net assets, plus borrowings for investments purposes (if any), in the securities of its Underlying Index ~~(collectively "Depositary Receipts") based on the securities in its Underlying Index~~.

Please do not hesitate to contact me at (646) 716-3239 if you have any questions or wish to discuss any of the responses presented above.

                        Respectfully submitted,
                        /s/ Susan D. Lively
                        Susan D. Lively, Esq.